UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RESULTS OF ITS ANNUAL GENERAL SHAREHOLDERS’ MEETING

Moscow, Russia — July 1, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of the
leading Russian mining and metals companies, announces the decisions of its
Annual General Shareholders’ Meeting held on June 30, 2015.
The following key resolutions were adopted by shareholders at the meeting:

• To approve the Company’s Annual Report for 2014.
• To approve the Company’s Annual Financial Statements inclusive of the Income
Statement (Profit and Loss Accounts) for 2014.
• To pay no dividends on ordinary shares.
• To pay a dividend of 0.05 rubles per one preferred share.
• To make the list of persons entitled to receive dividends on preferred shares on the date of July 11, 2015. The payment is due to be made by bank transfer over the period specified by Russian law.
• To allocate profit from past years as follows:
- dividend payment of placed Company’s preferred shares – 6,937,845.75 rubles
- remaining profit of 67,322,824,816.13 rubles leave undistributed.
• To elect the following people to Mechel’s Board of Directors:
1. Arthur David Johnson;
2. Vladimir Gusev;
3. Igor Zyuzin;
4. Alexei Ivanushkin
5. Igor Kozhukhovsky;
6. Oleg Korzhov;
7. Vladimir Korovkin;
8. Yuri Malyshev;
9. Viktor Trigubko.
The Board remained unchanged from last year.
• To elect the following people to Mechel OAO’s audit committee:
1. Alexander Kapralov;
2. Natalya Zykova;
3. Andrey Stepanov.
• To appoint Energy Consulting/Audit ZAO as the auditor of Mechel OAO.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 1, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO